Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024
(expressed in thousands of United States dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Unaudited, Expressed in thousands of US dollars)

	Notes	March 31, 2025	December 31, 2024

ASSETS
Current
Cash and cash equivalents		$239,831	$252,535
Gold in trust	11c	1,938	1,704
Trade and other receivables	16b	63,570	47,232
Inventories	7	50,316	45,679
Prepaid expenses and deposits		4,003	3,633
		359,658	350,783
Non-current
Cash in trust		2,249	3,072
Mining interests, plant and equipment	9	1,705,111	1,627,810
Other financial assets	8	12,392	12,624
Other long-term assets	16b	193	215
Total assets		$2,079,603	$1,994,504
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	10	$74,284	$76,249
Income tax payable		32,416	18,268
Current portion of long-term debt	11	31,255	22,132
Warrant liabilities	14c	23,241	8,886
Current portion of deferred revenue	13	4,957	4,354
Current portion of provisions	12	3,085	2,979
Current portion of lease obligations		1,789	1,650
		171,027	134,518
Non-current
Long-term debt	11	491,507	494,102
Deferred revenue	13	195,564	194,025
Provisions	12	30,015	28,822
Deferred income taxes		58,116	55,011
Lease obligations		2,899	2,689
Other long-term liabilities	14f	1,755	2,230
Total liabilities		950,883	911,397
Equity
Share capital	14a	944,233	935,917
Share purchase warrants		4,491	4,491
Contributed surplus		207,218	209,469
Accumulated other comprehensive loss		(126,213)	(160,450)
Deficit		(188,488)	(190,856)
Equity attributable to owners of the Company		841,241	798,571
Non-controlling interest	15	287,479	284,536
Total equity		1,128,720	1,083,107
Total liabilities and equity		$2,079,603	$1,994,504

Commitments and contingencies	Note 12d,16c
Subsequent events	Note 22

Approved by the Board of Directors and authorized for issue on May 7, 2025:

"Neil Woodyer" (Signed)	Director	"David Garofalo" (Signed)	Director
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Interim Statements of Income (Loss) (Unaudited, Expressed in thousands of US dollars, except share and per share amounts)

		Three Months Ended March 31,
	Notes	2025	2024

Revenue	17	$157,528	$107,620

Cost of sales	18	(82,475)	(71,333)
Depreciation and depletion		(10,734)	(7,519)
Social contributions		(4,334)	(3,455)

Income from mining operations		59,985	25,313

General and administrative costs		(4,106)	(4,207)
Income (loss) from investments in associates	6	(14)	(551)
Share-based compensation	14g	(3,784)	(1,842)
Other income (expense)		(535)	(212)

Income from operations		51,546	18,501

Gain (loss) on financial instruments	20	(16,628)	(3,742)
Finance income		2,336	2,246
Finance costs	19	(10,037)	(6,803)
Foreign exchange gain (loss)		(5,997)	108

Income before income tax		21,220	10,310

Income tax (expense) recovery
Current		(18,333)	(9,369)
Deferred		323	(1,685)

Net income (loss)		$3,210	$(744)

Net income (loss) attributable to:
Owners of the Company		$2,368	$(744)
Non-controlling interest	15	842	—
		$3,210	$(744)

Earnings per share attributable to owners of the Company – basic	14h	$0.01	$(0.01)

Weighted average number of outstanding common shares – basic		171,622,649	138,381,653

Earnings per share attributable to owners of the Company – diluted	14h	$0.01	$(0.01)

Weighted average number of outstanding common shares – diluted		172,299,011	138,381,653

See accompanying notes to the Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited, Expressed in thousands on US dollars)

		Three Months Ended March 31,
	Notes	2025	2024

Net income (loss)		$3,210	$(744)

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	11d	—	103
Unrealized gain (loss) on Gold Notes due to changes in credit risk (net of tax effect) ⁽¹⁾	11c	510	(1,516)

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment (net of tax effect)		33,727	(2,019)

Other comprehensive income (loss)		34,237	(3,432)

Comprehensive income (loss)		$37,447	$(4,176)

Comprehensive income (loss) attributable to:
Owners of the Company		$36,605	$(4,176)
Non-controlling interest		842	—
		$37,447	$(4,176)
(1)The tax effect of the unrealized gain (loss) on Gold Notes due to changes in credit risk for the three months ended March 31, 2025 was an expense of $189 (March 31, 2024 - $nil).
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Interim Statements of Equity (Unaudited, Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Three Months Ended March 31, 2025	Notes	Number	Amount
At December 31, 2024		171,034,256	$935,917	$4,491	$209,469	$(160,450)	$(190,856)	$798,571	$284,536	$1,083,107
Exercise of options	14d	1,436,175	5,228	—	(916)	—	—	4,312	—	4,312
Exercise of warrants	14c	746,250	3,088	—	—	—	—	3,088	—	3,088
Share-based compensation	14g	—	—	—	766	—	—	766	—	766
Non-reciprocal contributions to Soto Norte Project		—	—	—	(2,101)	—	—	(2,101)	2,101	—
Comprehensive income (loss)		—	—	—	—	34,237	2,368	36,605	842	37,447
At March 31, 2025		173,216,681	$944,233	$4,491	$207,218	$(126,213)	$(188,488)	$841,241	$287,479	$1,128,720

	Notes	Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Three Months Ended March 31, 2024
		Number	Amount
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655	$—	$624,655
Exercise of options	14d	460,102	1,578	—	(296)	—	—	1,282	—	1,282
Exercise of warrants	14c	3,850,732	12,561	(266)	—	—	—	12,295	—	12,295
Share-based compensation		—	—	—	538	—	—	538	—	538
Comprehensive income (loss)		—	—	—	—	(3,432)	(744)	(4,176)	—	(4,176)
At March 31, 2024		141,880,424	$733,945	$9,442	$182,000	$(74,611)	$(216,182)	$634,594	$—	$634,594
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Interim Statements of Cash Flows (Interim, Expressed in thousands of US dollars)

		Three months ended March 31,
	Notes	2025	2024
Operating Activities
Net income		$3,210	$(744)
Adjusted for the following items:
Depreciation		10,528	7,762
Materials and supplies inventory provision		—	14
Share-based compensation	14g	3,784	1,842
Finance costs	19	10,037	6,803
Loss (gain) on financial instruments	20	16,628	3,742
Amortization of deferred revenue and cumulative catch-up	13a	(1,222)	(954)
Unrealized foreign exchange loss (gain)		5,067	(60)
Income tax expense		18,010	11,054
Other		204	499
Payment of PSUs and DSUs	14e,f	(1,524)	(981)
Settlement of provisions	12	(198)	(295)
Decrease (increase) in cash in trust		944	(126)
Changes in non-cash operating working capital items	21	(13,586)	(29,343)
Operating cash flows before taxes		51,882	(787)
Income taxes paid		(5,121)	—
Net cash provided by (used in) operating activities		46,761	(787)
Investing Activities
Additions to mining interests, plant and equipment	9	(55,533)	(34,771)
Contributions to investment in associates		—	(1,376)
Capitalized interest paid (net)		(5,031)	(2,594)
Net cash used in investing activities		(60,564)	(38,741)
Financing Activities
Repayment of Gold Notes	11c	(3,941)	(3,694)
Payment of lease obligations		(691)	(654)
Interest paid		—	(10,598)
Increase in gold trust account		(234)	—
Proceeds from exercise of stock options and warrants		5,197	7,671
Net cash provided by (used in) financing activities		331	(7,275)
Impact of foreign exchange rate changes on cash and equivalents		768	(322)
Decrease in cash and cash equivalents		(12,704)	(47,125)
Cash and cash equivalents, beginning of period		252,535	194,622
Cash and cash equivalents, end of period		$239,831	$147,497
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ARIS” and on the NYSE American LLC (“NYSE American”) under the symbol “ARMN”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. On June 28, 2024, the Company increased its interest in the Soto Norte Project, located within Colombia, from 20% to 51% (Note 6). Aris Mining also owns the Toroparu Project in Guyana and the Juby Project in Ontario, Canada.
2.    Basis of Presentation
These condensed consolidated interim financial statements, as approved by the Company's Board of Directors on May 7, 2025, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2024 and 2023 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.
3.    Summary of Material Accounting Policy Information
The material accounting policies are the same as those applied in preparing the annual financial statements for the year ended December 31, 2024. These financial statements comprise the financial results of the Company and its subsidiaries.
Details regarding the Company and its principal subsidiaries as of March 31, 2025 are as follows:

Entity	Property/ function	Registered	Functional currency (1)	Ownership Percentage
Aris Mining Corporation	Corporate	Canada	USD	100%
Aris Mining Holdings Corp.	Corporate	Canada	USD	100%
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD	100%
Aris Mining Segovia	Segovia Operations	Colombia	COP	100%
Aris Mining Marmato	Marmato Mine	Colombia	COP	100%
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP	100%
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP	100%
MIC Global Mining Ventures S.L.	Soto Norte Project	Spain	USD	51%
ETK Inc.	Toroparu Project	Guyana	USD	100%
(1)“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
New accounting standards issued but not effective
IFRS 18 – Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 Statement of Cash Flows were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 Earnings per Share were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the consolidated annual financial statements for the years ended December 31, 2024 and 2023.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5. Segment Disclosures
Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and other corporate entities as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Three months ended March 31, 2025
Revenue	$138,383	$19,145	$—	$—	$—	$157,528
Cost of sales	(67,091)	(15,384)	—	—	—	(82,475)
Depreciation and depletion	(9,762)	(815)	—	—	(157)	(10,734)
Social contributions	(4,057)	(277)	—	—	—	(4,334)
Income from mining operations	57,473	2,669	—	—	(157)	59,985
Gain (loss) on financial instruments	—	—	—	—	(16,628)	(16,628)
Finance costs	(542)	(65)	(2)	(29)	(9,399)	(10,037)
Income taxes	(17,156)	(1,043)	—	—	189	(18,010)
Segment net income (loss)	25,744	(6,048)	(16)	1,718	(18,188)	3,210
Capital expenditures	12,321	29,888	2,411	4,562	—	49,182
Three Months Ended March 31, 2024
Revenue	$95,707	$11,913	$—	$—	$—	$107,620
Cost of sales	(57,949)	(13,384)	—	—	—	(71,333)
Depreciation and depletion	(6,754)	(640)	—	—	(125)	(7,519)
Social contributions	(2,289)	(1,166)	—	—	—	(3,455)
Income from mining operations	28,715	(3,277)	—	—	(125)	25,313
Gain (loss) on financial instruments	—	—	—	—	(3,742)	(3,742)
Interest and accretion	(651)	(45)	(27)	—	(6,080)	(6,803)
Income taxes	(11,352)	298	—	—	—	(11,054)
Segment net income (loss)	16,544	(1,938)	(25)	3,420	(18,745)	(744)
Capital expenditures	16,472	17,947	2,436	—	224	37,079
As at March 31, 2025
Total assets	$378,407	$470,539	$358,013	$596,778	$275,866	$2,079,603
Total liabilities	(114,432)	(189,438)	(84,678)	(10,087)	(552,248)	(950,883)
As at December 31, 2024
Total assets	$338,570	$436,730	$355,865	$592,104	$271,235	$1,994,504
Total liabilities	(98,826)	(179,178)	(84,761)	(11,416)	(537,216)	(911,397)

6. Acquisition of Additional Interest in the Soto Norte Project
On June 28, 2024, the Company acquired an additional 31% joint venture interest in the Soto Norte Project from MDC Industry Holding Company LLC ("Mubadala"), resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project.

The consideration for this acquisition was comprised of:
•15,750,000 common shares issued to Mubadala, and
•6,000,000 common shares issuable to Mubadala upon the receipt of an environmental license for the Soto Norte Project.

Page | 9

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6. Acquisition of Additional Interest in the Soto Norte Project (cont.)
The transaction has been accounted for as an asset acquisition, as it did not meet the criteria for a business combination under IFRS 3, Business Combinations. This classification reflects consideration of the concentration test and the early stage of exploration and evaluation of PSN, where significant inputs and processes that constitute a business have not yet been established. As a result, the consideration paid has been allocated to the acquired assets and assumed liabilities based on their relative fair value. Additionally, the Company has capitalized acquisition costs related to the PSN Transaction as part of the total consideration paid.
The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining (Note 14b)	$180,920
Previously held interest in the Soto Norte Project	108,363
Acquisition costs and project funding ⁽¹⁾	6,085
Total consideration paid	$295,368

Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment (Note 9)	4,790
Exploration and evaluation assets (Note 9)	578,110
Accounts payable and accrued liabilities	(2,511)
Reclamation and rehabilitation provision (Note 12)	(1,690)
Deferred revenue (Note 13c)	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368
(1)Acquisition costs and project funding consist of legal and advisory fees associated with the transaction ($1.0 million) and funding advanced by the Company on behalf of Mubadala prior to the close of the transaction ($5.1 million).
The fair values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable and accrued liabilities (each of which is a Level 1 fair value measurement) was determined to approximate their carrying amounts. The Company retained an independent valuation specialist to assist with the determination of the fair value of the mining interests, plant and equipment, and exploration and evaluation assets acquired, with consideration given to both market and income-based valuation methodologies (a Level 3 fair value measurement). The Company estimated the fair value of the Soto Norte Project using a market multiples approach based on comparable public companies that operate in similar jurisdictions and precedent transactions. The fair value of the reclamation and rehabilitation provision was determined using the estimated inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project. The streaming obligation has been recognized at fair value using a discounted cash flow model using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date.
Prior to June 28, 2024, the Soto Norte Project was accounted for as an investment in associate under the equity method, as the Company had significant influence over the Soto Norte Project. Subsequent to the acquisition of the additional 31% interest in the Soto Norte Project, the Company obtained control and began consolidating the Soto Norte Project. As a result, the Company ceased equity accounting for its investment and its previously-held interest was reclassified to form part of the consideration paid for the acquisition.
The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2023	$108,527
Company’s share of the loss from the associate	(2,811)
Cash contributions to Soto Norte	2,647
Reclassification of investment	(108,363)
Investment in associate as of December 31, 2024	$—

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6. Acquisition of Additional Interest in the Soto Norte Project (cont.)
Summarized financial information for the Soto Norte Project during the period in which the Company exercised significant influence, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	Three months ended March 31,
	2025	2024
Project expenses	$—	$(5,955)
Net loss and comprehensive loss of associate	$—	$(2,652)
Company’s equity share of the net loss and comprehensive loss of associate – 20%	$—	$(530)
7.    Inventories

	March 31, 2025	December 31, 2024
Finished goods	$10,490	$9,295
Metal in circuit	1,650	573
Ore stockpiles	1,517	2,563
Materials and supplies	36,659	33,248
Total	$50,316	$45,679
During the three months ended March 31, 2025, the total cost of inventories recognized in the consolidated statements of income (loss) amounted to $76.1 million (March 31, 2024 - $67.2 million). As at March 31, 2025, materials and supplies are recorded net of an obsolescence provision of $3.8 million (December 31, 2024 - $3.8 million).
8.     Other Financial Assets
On October 31, 2023, the Company subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture pays interest monthly at a rate of 12.0% per annum and also pays quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800.
During the year-ended December 31, 2024, Denarius delayed the commencement of the Gold Premium payment by one year and extended the maturity date by one year to October 19, 2029. As consideration, the Company received a consent fee equal to two percent, which was satisfied through the issuance of additional debentures. As a result, the total aggregate principal amount of the Denarius Convertible Debenture as at December 31, 2024 is C$5.1 million.
The Company also owns common shares and warrants in Denarius, together with the Convertible Debentures (collectively "investment in Denarius"). The Company’s investment in Denarius is carried at $12.4 million at March 31, 2025. During the three months ended March 31, 2025, the Company recognized a loss of $0.2 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (three months ended March 31, 2024 - gain of $3.1 million).

	Common shares	Warrants	Convertible Debenture	Total
Reclassification of investment	$3,996	$249	$5,511	$9,756
Change in fair value	895	(98)	2,071	2,868
Other financial asset as at December 31, 2024	$4,891	$151	$7,582	$12,624
Change in fair value	(787)	2	553	(232)
Other financial asset as at March 31, 2025	$4,104	$153	$8,135	$12,392

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
9.    Mining Interest, Plant & Equipment

	Plant and equipment ⁽¹⁾	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2024	$191,751	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Additions	3,935	4,046	16,104	19,091	6,419	49,595
Disposals	(413)	—	—	—	—	(413)
Transfers	9,757	(9,757)	—	—	—	—
Change in decommissioning liability (Note 12)	—	—	(626)	—	78	(548)
Capitalized interest and accretion	—	—	—	8,396	—	8,396
Exchange difference	7,611	3,265	24,857	8,416	1,093	45,242
Balance at March 31, 2025	$212,641	$64,848	$466,231	$323,349	$1,130,085	$2,197,154
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2024	$(92,966)	$—	$(194,630)	$—	$(179,476)	$(467,072)
Depreciation	(4,428)	—	(6,236)	—	—	(10,664)
Disposals	377	—	—	—	—	377
Exchange difference	(4,917)	—	(9,767)	—	—	(14,684)
Balance at March 31, 2025	$(101,934)	$—	$(210,633)	$—	$(179,476)	$(492,043)

Net book value at December 31, 2024	$98,785	$67,294	$231,266	$287,446	$943,019	$1,627,810
Net book value at March 31, 2025	$110,707	$64,848	$255,598	$323,349	$950,609	$1,705,111

	Plant and equipment ⁽¹⁾	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2023	$189,414	$64,342	$427,287	$216,723	$521,200	$1,418,966
Additions	13,534	40,087	49,434	66,696	25,680	195,431
Acquisition of PSN (Note 6)	4,790	—	—	—	578,110	582,900
Disposals	(3,973)	(334)	—	—	—	(4,307)
Transfers	9,142	(26,577)	17,435	—	—	—
Change in decommissioning liability (Note 12)	—	—	763	—	(517)	246
Capitalized interest	—	—	—	22,577	—	22,577
Exchange difference	(21,156)	(10,224)	(69,023)	(18,550)	(1,978)	(120,931)
Balance at December 31, 2024	$191,751	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2023	$(91,854)	$—	$(204,183)	$—	$(179,476)	$(475,513)
Depreciation	(16,513)	—	(18,291)	—	—	(34,804)
Disposals	1,684	—	—	—	—	1,684
Exchange difference	13,717	—	27,844	—	—	41,561
Balance at December 31, 2024	$(92,966)	$—	$(194,630)	$—	$(179,476)	$(467,072)

Net book value at December 31, 2023	$97,560	$64,342	$223,104	$216,723	$341,724	$943,453
Net book value at December 31, 2024	$98,785	$67,294	$231,266	$287,446	$943,019	$1,627,810
(1)Plant and equipment as of March 31, 2025 include Right of Use Assets with a net book value of $5.2 million (December 31, 2024 - $5.1 million).

Page | 12

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
9.    Mining Interest, Plant & Equipment (cont.)
The capitalized interest is broken down as follows:

	March 31, 2025	December 31, 2024
Capitalized Interest - Gold Notes (Note 11c)	$5,079	$13,863
Capitalized Interest - Deferred Revenue (Note 13a)	3,365	8,738
Capitalized Interest - Other	(48)	(24)
Total	$8,396	$22,577
10.    Accounts Payable and Accrued Liabilities

	March 31, 2025	December 31, 2024
Trade payables related to operating, general and administrative expenses	$57,873	$53,901
Trade payables related to capital expenditures	7,670	15,796
Other provisions	3,560	3,338
DSU and PSU liability (Note 14e,f)	5,181	3,214
Total	$74,284	$76,249
11.     Long-term Debt

	March 31, 2025	December 31, 2024
2026 Senior Notes (a)	$—	$—
2029 Senior Notes (b)	455,332	449,289
Gold Notes (c)	67,430	66,945
Convertible debentures (d)	—	—
Total	522,762	516,234
Less: current portion	(31,255)	(22,132)
Non-current portion	$491,507	$494,102
a)Senior Unsecured Notes due 2026 (“2026 Senior Notes”)
The key terms of the 2026 Senior Notes are summarized in the annual financial statements.

Amount
Carrying value of the debt as at December 31, 2022	$298,107
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount	2,501
Carrying value of the debt as at December 31, 2023	$300,608
Interest expense accrued	18,276
Interest expense paid	(26,411)
Accretion of discount (Note 19)	2,010
Loss on settlement	11,463
Redemption of debt	(305,946)
As at December 31, 2024	$—

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.     Long-term Debt (cont.)
b)Senior Unsecured Notes due 2029 (“2029 Senior Notes”)
The key terms of the 2029 Senior Notes are summarized in the annual financial statements.

Amount
Principal amount of Senior Notes issued on October 31, 2024	$450,000
Initial transaction costs	(8,706)
Value allocated to prepayment option	5,335
Carrying value of the debt on issue date	$446,629
Interest expense accrued	6,000
Accretion (Note 19)	235
Carrying value of debt as at December 31, 2024	$452,864
Interest expense accrued	9,000
Accretion (Note 19)	359
Carrying value of debt as at March 31, 2025	$462,223

Embedded derivative asset
Value allocated to prepayment option at the issue date	$5,335
Change in FVTPL (Note 20)	(1,760)
Carrying value of embedded derivative asset as at December 31, 2024	$3,575
Change in FVTPL (Note 20)	3,316
Carrying value of embedded derivative asset as at March 31, 2025	$6,891

Total carrying value of 2029 Senior Notes as at March 31, 2025	455,332
Less: current portion, represented by accrued interest	(15,000)
Non-current portion as at March 31, 2025	$440,332
c)Gold Notes
The key terms of the Gold Notes are summarized in the annual financial statements. The principal value of the Gold Notes as at March 31, 2025 was $43.8 million. The fair value of the Gold Notes was calculated using valuation pricing models as at March 31, 2025. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Balance of Gold Notes as at December 31, 2023	58,617,464	$63,310
Repayments	(14,777,512)	(14,778)
Change in fair value through profit and loss (Note 20)	—	20,275
Change in fair value through other comprehensive income due to changes in credit risk	—	(1,862)
Balance of Gold Notes as at December 31, 2024	43,839,952	66,945
Repayments	(3,940,670)	(3,941)
Change in fair value through profit and loss (Note 20)	—	5,125
Change in fair value through other comprehensive income due to changes in credit risk	—	(699)
Balance of Gold Notes as at March 31, 2025	39,899,282	67,430
Less: current portion	(16,255,263)	(16,255)
Non-current portion as at March 31, 2025	23,644,019	$51,175

Page | 14

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11.     Long-term Debt (cont.)
Payments made to Gold Note holders are as follows:

	Three Months Ended March 31,
	2025	2024
Repayments	$3,941	$3,694
Gold premiums	4,282	1,594
Interest payment	797	1,076
As at March 31, 2025, there were 968 ounces (December 31, 2024 - 880 ounces) of gold held in gold in trust with a carrying value of $1.9 million (December 31, 2024 - $1.7 million) to satisfy future principal payments under the terms of the Gold Notes.
d)Convertible Debentures

The convertible debentures matured on April 5, 2024. Of the C$18.0 million total, C$16.2 million in principal value was converted into 3,410,526 common shares, while the remaining C$1.8 million was paid in cash.

	Number of Debentures	Amount
As at December 31, 2023	18,000	$13,913
Change in fair value through profit and loss (Note 20)	—	(565)
Change in FVOCI due to changes in credit risk	—	(103)
Conversion of convertible debenture	(16,200)	(11,920)
Repayment of convertible debenture	(1,800)	(1,325)
As at December 31, 2024	—	$—
Prior to their maturity, the convertible debentures were a financial liability and were designated as FVTPL. The fair value of the convertible debentures has been determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the convertible debentures, share price volatility of 42.28%, risk free interest rate of 5.10%, dividend yield of 0%, and credit spread of 12.19%.
12.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation ⁽ᵃ⁾	Environmental fees ⁽ᵇ⁾	Health plan obligations ⁽ᶜ⁾	Total
As at December 31, 2024	$16,152	$4,796	$10,853	$31,801
Change in assumptions	(548)	18	—	(530)
Settlement of provisions	(30)	—	(168)	(198)
Accretion expense (Note 19)	250	—	246	496
Exchange difference	721	248	562	1,531
As at March 31, 2025	$16,545	$5,062	$11,493	$33,100
Less: current portion	(2,397)	(30)	(658)	(3,085)
Non-current portion	$14,148	$5,032	$10,835	$30,015

As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Recognized in period	1,690	—	—	1,690
Change in assumptions	226	61	204	491
Settlement of provisions	(599)	(44)	(702)	(1,345)
Accretion expense (Note 19)	957	43	1,171	2,171
Exchange difference	(2,106)	(744)	(1,684)	(4,534)
As at December 31, 2024	$16,152	$4,796	$10,853	$31,801
Less: current portion	(2,325)	(28)	(626)	(2,979)
Non-current portion	$13,827	$4,768	$10,227	$28,822

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
12.    Provisions (cont.)
a)Reclamation and rehabilitation provision
As of March 31, 2025, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato mine to be COP 45.7 billion (December 31, 2024 – COP 45.7 billion), equivalent to $10.9 million at the March 31, 2025 exchange rate (December 31, 2024 - $10.4 million).
As of March 31, 2025, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 87.9 billion (December 31, 2024 – COP 88.3 billion), equivalent to $21.0 million at the March 31, 2025 exchange rate (December 31, 2024 - $20.0 million).
As of March 31, 2025, the Company estimated the inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project to be COP 39.4 billion, equivalent to $9.4 million at the March 31, 2025 exchange rate (December 31, 2024 - $9.1 million).
The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2025-2042	2.79%	12.16%
Segovia Operations	2025-2034	3.41%	11.26%
PSN	2025-2068	3.03%	11.50%
b)Environmental fees
The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totaling COP 34.6 billion ($8.3 million), which the Company is disputing. The Company has a provision in the amount of COP 21.2 billion ($5.1 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2024 – COP 21.1 billion equivalent to approximately $4.8 million).
c)Health plan obligations
The health plan obligation of COP 48.2 billion (approximately $11.5 million) is based on an actuarial report prepared as at December 31, 2024 with an inflation rate of 4.8% and a discount rate of 9.0%. The Company is currently paying approximately COP 0.7 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At March 31, 2025, non-current cash in trust includes approximately $1.6 million deposited in a restricted cash account as security against this obligation (December 31, 2024 - $2.5 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position.
No such provisions have been recorded by the Company.

Page | 16

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Deferred Revenue

	March 31, 2025	December 31, 2024
Marmato (a)	$111,511	$109,369
Toroparu (b)	84,000	84,000
PSN (c)	5,010	5,010
Total	$200,521	$198,379
Less: current portion	(4,957)	(4,354)
Non-current portion	$195,564	$194,025
a)Marmato
As part of the acquisition of Aris Holdings on September 26, 2022, the Company acquired the deferred revenue obligation associated with Aris Holdings' Precious Metals Purchase Agreement (the “Marmato PMPA”) with Wheaton Precious Metals International Ltd. ("WPMI"). Under the arrangement, WPMI will provide aggregate funding amount to $175.0 million, of which $93.0 million had been received, with the balance ($82.0 million) receivable during the construction and development of the Marmato Lower Mine.
The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion is capitalized to the Marmato Lower Mine (Note 9). The following are the key inputs for the Marmato PMPA contract as of March 31, 2025:

Key inputs in the estimate	March 31, 2025	December 31, 2024
Financing rate	12.50%	12.50%
Gold price	$2,245 - $2,707	$2,148 - $2,576
Silver price	$27.76 - $31.96	$27.29 - $31.41
Remaining construction milestone timelines	2025-2026	2025
Life of Mine	2040	2042
A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2023	$64,546
Receipt of deposit from WPMI	40,016
Recognition of revenue on ounces delivered	(3,710)
Cumulative catch-up adjustment	(222)
Accretion (Note 9)	8,738
As at December 31, 2024	$109,368
Recognition of revenue on ounces delivered	(1,054)
Cumulative catch-up adjustment	(168)
Accretion (Note 9)	3,365
As at March 31, 2025	$111,511
Less: current portion	(4,957)
Non-current portion as at March 31, 2025	$106,554
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu PMPA are summarized in the annual financial statements. The Company recorded deferred revenue of $84.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver deliveries to WPMI.
c)PSN
As part of the PSN Transaction, Mubadala is also a party to a Precious Metals Purchase Agreement ("PSN PMPA") with MIC Global Mining Ventures S.L.U. ("Joint Venture"). The key terms of the PSN PMPA are summarized in the annual financial statements. The Company recorded deferred revenue of $5.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver delivers to WPMI.
Page | 17

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
The movement in the Company's issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.
As described in Note 6, in connection with the Company’s acquisition of control over PSN, the Company is required to issue 6,000,000 common shares to Mubadala upon the receipt of an environmental license for PSN. The value ascribed to the 6,000,000 contingently issuable common shares was $28.9 million, which was recognized in contributed surplus.
c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the period ended March 31, 2025:

	Units	Amount
Listed Warrants – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2023	9,301,152	$15,072
Exercised	(8,546,249)	(15,200)
Fair value adjustment (Note 20)	—	128
Expired	(754,903)	—
Balance at December 31, 2024	—	$—
Aris Unlisted Warrants (¹) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2023	1,650,000	553
Exercised	(203,750)	(87)
Fair value adjustment (Note 20)	—	209
Expired	(1,446,250)	(675)
Balance at December 31, 2024	—	$—
Aris Listed Warrants (¹) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2023	29,059,377	10,981
Exercised	(2,700)	(2)
Fair value adjustment (Note 20)	—	(2,093)
Balance at December 31, 2024	29,056,677	$8,886
Exercised	(746,250)	(229)
Fair value adjustment (Note 20)	—	14,584
Balance at March 31, 2025	28,310,427	$23,241

Total share purchase warrant liability at December 31, 2024	29,056,677	$8,886
Total share purchase warrant liability at March 31, 2025	28,310,427	$23,241
(1)Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14.    Share Capital (cont.)
d)Stock option plan
The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. A summary of the change in the stock options outstanding during the periods ended March 31, 2025 and December 31, 2024 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2023	7,281,120	$4.57
Options granted	2,875,700	4.22
Exercised (1)	(2,779,903)	4.03
Expired or cancelled	(821,318)	5.39
Balance at December 31, 2024	6,555,599	$4.55
Options granted	2,346,853	5.35
Exercised (1)	(1,436,175)	4.32
Expired or cancelled	(238,293)	3.67
Balance at March 31, 2025	7,227,984	$4.86
(1)The weighted average share price at the date stock options were exercised was C$5.96 for the period ended March 31, 2025 and C$5.47 for the periods ended December 31, 2024.
A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended March 31, 2025 and December 31, 2024, using the Black-Scholes option pricing model, is as follows:

	31-Jan-2024	1-Jul-2024	14-Nov-2024	21-Jan-2025	17-Mar-2025
Total options issued	2,525,561	343,443	6,696	2,232,563	114,290
Market price of shares at grant date	C$4.09	C$5.17	C$5.59	C$5.30	C$6.34
Exercise price	C$4.09	C$5.17	C$5.59	C$5.30	C$6.34
Dividends expected	Nil	Nil	Nil	Nil	Nil
Expected volatility	44.42%	45.75%	47.36%	47.53%	47.82%
Risk-free interest rate	3.82%	3.83%	3.14%	2.91%	2.57%
Expected life of options	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)
(1)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.
The table below summarizes information about the stock options outstanding and the common shares issuable as at March 31, 2025:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
26-Jun-25	5,000	5,000	0.24	5.00
02-Jul-25	50,000	50,000	0.26	6.88
12-Jan-26	1,017,188	1,017,188	0.79	4.03
01-Apr-26	526,000	526,000	1.00	6.04
12-May-26	13,408	—	1.12	3.40
02-Oct-26	60,152	30,076	1.51	3.09
26-Jan-27	90,000	90,000	1.82	5.45
31-Jan-27	2,172,244	1,059,592	1.84	4.09
01-Apr-27	597,000	597,000	2.00	5.84
01-Jul-27	343,443	—	2.25	5.17
14-Nov-27	6,696	—	2.62	5.59
21-Jan-28	2,232,563	—	2.81	5.30
17-Mar-28	114,290	—	2.96	6.34
Balance at March 31, 2025	7,227,984	3,374,856	1.97	$4.86
Page | 19

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital (cont.)
e)DSUs
A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended March 31, 2025 and the year ended December 31, 2024 is as follows:

	Units	Amount
Balance at December 31, 2023	575,041	$1,903
Granted and vested during the period	167,571	631
Paid	(259,691)	(956)
Change in fair value	—	114
Balance at December 31, 2024	482,921	$1,692
Granted and vested during the period	40,038	182
Change in fair value	—	545
Balance at March 31, 2025	522,959	$2,419
The DSU liability at March 31, 2025 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$6.51 or $4.55 per share (December 31, 2024 - C$4.92 or $3.42 per share).
f)PSUs
A summary of changes to the PSU liability during the period ended March 31, 2025 and the year ended December 31, 2024 is as follows:

	Units	Amount
Balance at December 31, 2023	1,472,719	$2,804
Unvested PSUs recognized in the period	1,035,489	1,861
Expired/cancelled	(190,888)	—
Paid	(489,098)	(1,289)
Change in fair value	—	374
Balance at December 31, 2024	1,828,222	$3,750
Unvested PSUs recognized in the period	779,178	618
Expired/cancelled	(29,281)	—
Paid	(265,009)	(1,524)
Change in fair value	—	1,673
Balance at March 31, 2025	2,313,110	$4,517
Less: current portion		(2,762)
Non-current portion as at March 31, 2025		$1,755
g)Share-based compensation expense

	Three months ended March 31,
	2025	2024
Stock-option expense	$766	$538
DSU expense	727	272
PSU expense	2,291	1,032
Total	$3,784	$1,842

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14.    Share Capital (cont.)
h)Earnings (loss) per share

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share
Basic EPS	171,622,649	$2,368	$0.01	138,381,653	$(744)	$(0.01)
Effect of dilutive stock-options	676,362	—		—	—
Diluted EPS	172,299,011	$2,368	$0.01	138,381,653	$(744)	$(0.01)
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
The following table lists the number of warrants, stock options and convertible debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

	Three months ended March 31,
	2025	2024
Stock options	3,286,400	8,838,389
Convertible debenture	—	3,789,474
Warrants	28,310,428	40,252,128
15.    Non-Controlling Interest
On June 28, 2024, the Company acquired an additional 31% interest in PSN from Mubadala, resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project (Note 6). The remaining 49% interest in the Soto Norte Project not held by the Company is presented as non-controlling interest. Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
The following table summarizes the financial information for PSN shown on a 100% basis, except where stated:

	March 31, 2025	December 31, 2024
Current assets	$1,761	$1,502
Non-current assets	595,018	590,602
Total assets	596,779	592,104
Current liabilities	3,518	4,947
Non-current liabilities	6,569	6,471
Total liabilities	10,087	11,418

Net assets	586,692	580,686
Non-controlling interest percentage	49%	49%
Non-controlling interest	$287,479	$284,536

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
15.    Non-Controlling Interest (cont.)

	Three months ended March 31,
	2025	2024
Foreign exchange gain	$1,747	$—
Project expenses	(29)	—
Total net income (loss)	1,718	—

Non-controlling interest percentage	49%	—%
Net Income (loss) attributable to non-controlling interest	$842	$—

	Three months ended March 31,
	2025	2024
Cash flows from:
Operating activities	$137	$—
Investing activities	(4,197)	—
Financing activities ⁽¹⁾	4,288	—
(1)Financing activities includes $2.1 million in non-reciprocal contributions made by the Company to the Soto Norte Project, in accordance with the Company’s obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
16.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.
The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.
The 2029 Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds which indicate a fair value of $456.9 million (carrying amount - $462.2 million).
Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, and gold notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	March 31, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 11c)	$—	$67,430	$—	$66,945
Warrant liabilities (Note 14c)	23,241	—	8,886	—
DSU and PSU liabilities (Note 14e,f)	2,419	4,517	1,692	3,750
Other financial assets (Note 8)	4,260	8,132	5,050	7,579
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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

16.    Financial Risk Management (cont.)
At March 31, 2025, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.
b)Credit risk

	March 31, 2025	December 31, 2024
VAT receivable	$55,942	$42,013
Tax recoverable	2,768	1,928
Trade receivables	2,551	2,535
Other, net of allowance for doubtful accounts	2,337	791
Total	$63,598	$47,267
Less: current portion	63,570	47,232
Non-current portion	$28	$35
The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s filing process. As at March 31, 2025, the Company expects to recover the outstanding amount of current VAT receivable in the next 12 months.
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.
c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2025. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at March 31, 2025 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$106,700	$—	$—	$—	$106,700
Reclamation and closure costs	2,429	1,827	7,836	18,837	30,929
Lease payments	1,490	1,698	1,205	1,852	6,245
Gold Notes	39,845	58,535	—	—	98,380
Senior unsecured notes	36,000	108,000	486,000	—	630,000
Other contractual commitments ⁽¹⁾	9,674	—	—	—	9,674
Total	$196,138	$170,060	$495,041	$20,689	$881,928
(1)Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at March 31, 2025.
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the PMPA with Mubadala.
d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statements of income (loss).

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
16.    Financial Risk Management (cont.)
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2025 and 2024, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of March 31, 2025 and December 31, 2024, as well as the effect on earnings and other comprehensive earnings of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	March 31, 2025	Impact of a 10% Change	December 31, 2024	Impact of a 10% Change
Canadian dollar (C$)	(1,083)	(99)	(5,586)	(509)
Colombian peso (COP)	(11,456)	(1,042)	(14,686)	(1,336)
Guyanese dollar (GYD)	639	57	23	2
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 11c). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•The Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•The failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at March 31, 2025, the Company had no outstanding commodity hedging contracts in place.
17.    Revenue

	Three months ended March 31,
	2025	2024
Gold in dore	$154,142	$105,190
Silver in dore	1,812	1,196
Metals in concentrate	1,574	1,234
Total	$157,528	$107,620
18.    Cost of Sales

	Three months ended March 31,
	2025	2024
Production costs	$76,116	$67,241
Royalties	6,359	4,092
Total	$82,475	$71,333

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

19.    Finance Costs

	Three months ended March 31,
	2025	2024
Interest expense	$9,057	$5,435
Financing fees (income)	—	(18)
Accretion of Senior Notes (Note 11b)	359	658
Accretion of lease obligations	125	207
Accretion of provisions (Note 12)	496	521
Total	$10,037	$6,803
20. Gain (Loss) on Financial Instruments

	Three months ended March 31,
	2025	2024
Financial Assets
Denarius common shares (Note 8)	$(787)	$1,355
Denarius debenture (Note 8)	553	1,889
Denarius warrants (Note 8)	2	(163)
Embedded derivative asset in 2029 Senior Notes (Note 11b)	3,316	—
Other gain (loss) on financial instruments	(3)	(3)
Total Financial Assets	3,081	3,078
Financial Liabilities
Gold Notes (Note 11c)	(5,125)	(2,038)
Convertible debentures	—	503
Unlisted warrants	—	39
Listed warrants (Note 14c)	(14,584)	(5,324)
Total Financial Liabilities	(19,709)	(6,820)
Total	$(16,628)	$(3,742)
21.    Changes in Non-Cash Operating Working Capital Items

	Three months ended March 31,
	2025	2024
Accounts receivable and other (excluding VAT receivable)	$(33)	$(81)
VAT Receivable	(11,760)	(9,009)
Inventories	(2,278)	(2,499)
Prepaid expenses and deposits	(254)	(408)
Accounts payable and accrued liabilities	739	(17,346)
Total	$(13,586)	$(29,343)
22.    Subsequent Events
Subsequent to March 31, 2025, 8.6 million ARIS.WT.A warrants (unadjusted for the share Exchange Ratio of 0.5 - see Note 14c) have been exercised, generating proceeds of C$23.6 million and resulting in the issuance of 4.3 million Aris Mining common shares.
As of May 7, 2025, Aris Mining has approximately 178.1 million common shares outstanding and 48.0 million ARIS.WT.A (unadjusted for the share Exchange Ratio of 0.5) warrants remaining, which if fully exercised would result in the issuance of 24.0 million Aris Mining common shares.

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